EXHIBIT 21

LIST OF SUBSIDIARIES OF PRESIDENTIAL REALTY
CORPORATION AS OF DECEMBER 31, 2007

(1)	PDL, Inc. organized under the laws of the State of Delaware, which carries on business under its own name.

(2)	Presidential Matmor Corp., organized under the laws of the State of Delaware, which carries on business under its own name.

(3)	Fourth Floor Management Corp., organized under the laws of the State of Delaware, which carries on business under its own name.